                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K



(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended June 30, 1996

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____ to ____.


Commission File Number: 0-22144
                        -------




ISSUER:                                            PLAN:

INBRAND Corporation                                INBRAND Corporation Employee
1169 Canton Road                                   Profit Sharing and 401(K)
Marietta, Georgia 30066                              Plan and Trust
                                                   1169 Canton Road
                                                   Marietta, Georgia 30066

                              INBRAND CORPORATION


                       Information Required by Form 11-K


                                     INDEX


                                                                     Page Number
                                                                     -----------
Plan Financial Statements and Audit Report, June 30, 1996

                 Report of Independent Accountants                         1

                 Statement of Net Assets Available for
                 Benefits with Fund Information                            3

                 Statement of Changes in Net Assets Available
                 for Benefits with Fund Information                        5

                 Notes to Financial Statements                             7

                 Schedule of Assets Held for Investment Purposes          12

                 Schedule of Transactions or Series of
                 Transactions in Excess of 5% of The
                 Current Value of Plan Assets                             13

                 Consent of Independent Accountants                       14

                 The information to be included in Schedules I, II and III is presented in the financial statements herein. Accordingly, these schedules are not required under the related instructions and, therefore, have been omitted.

                    [LETTERHEAD] JOSEPH DECOSIMO AND COMPANY





                       REPORT OF INDEPENDENT ACCOUNTANTS



The Trustees
INBRAND Corporation Employee Profit
  Sharing and 401(k) Plan and Trust
Marietta, Georgia

We have audited the statements of net assets available for benefits with fund information of the INBRAND Corporation Employee Profit Sharing and 401(k) Plan and Trust (the Plan) as of June 30, 1996 and 1995, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of June 30, 1996 and 1995, and the changes in its net assets available for benefits with fund information for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by Kemper Financial Services, the Plan custodian, or the net gain or loss on sales transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





                            JOSEPH DECOSIMO AND COMPANY
                            A TENNESSEE REGISTERED LIMITED LIABILITY PARTNERSHIP


Chattanooga, Tennessee
December 16, 1996

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                 JUNE 30, 1996





                                                          U.S.                              TOTAL            BLUE
                                        MONEY          GOVERNMENT         GROWTH           RETURN            CHIP
                                        MARKET         SECURITIES          FUND             FUND             FUND
ASSETS

  Investments, at fair value -
    Mutual Funds                       $ 931,036        $ 434,641       $ 1,553,380       $ 404,190        $ 243,085
    INBRAND Corporation
      Stock                                  -                -                 -               -                -
    Participant Notes
      Receivable                             -                -                 -               -                -
                                       ---------        ---------       -----------       ---------        ---------

      Total Investments                  931,036          434,641         1,553,380         404,190          243,085

  Employer Contribution
    Receivable                             5,321          173,000           (75,000)            -            (98,000)
                                       ---------        ---------       -----------       ---------        ---------

          Total Assets                   936,357          607,641         1,478,380         404,190          145,085

LIABILITIES

Accounts Payable and
  Accrued Expenses                           -                -                 -               -                -
                                       ---------        ---------       -----------       ---------        ---------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $ 936,357        $ 607,641       $ 1,478,380       $ 404,190        $ 145,085
                                       =========        =========       ===========       =========        =========





    The accompanying notes are an integral part of the financial statements.

          INCOME &
          CAPITAL        INTER-        SMALL        HIGH                                   PARTICIPANT
        PRESERVATION    NATIONAL        CAP        RETURN         INCOME       INBRAND      NOTES AND
            FUND          FUND         FUNDS        FUND           FUNDS        STOCK         OTHER           TOTAL
         $ 573,179     $ 625,409      $ 344,068   $ 209,223      $ 81,490      $     -       $     -       $ 5,399,701

               -             -              -           -             -          730,507           -           730,507

               -             -              -           -             -              -         133,491         133,491
         ---------     ---------      ---------   ---------      --------      ---------     ---------     -----------

           573,179       625,409        344,068     209,223        81,490        730,507       133,491       6,263,699


           118,000        91,469            -       185,210           -              -             -           400,000
         ---------     ---------      ---------   ---------      --------      ---------     ---------     -----------

           691,179       716,878        344,068     394,433        81,490        730,507       133,491       6,663,699




               -             -              -           -             -              -           8,470           8,470
         ---------     ---------      ---------   ---------      --------      ---------     ---------     -----------

         $ 691,179     $ 716,878      $ 344,068   $ 394,433      $ 81,490      $ 730,507     $ 125,021     $ 6,655,229
         =========     =========      =========   =========      ========      =========     =========     ===========

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                 JUNE 30, 1995





                                                          U.S.                             TOTAL             BLUE
                                        MONEY          GOVERNMENT        GROWTH            RETURN            CHIP
                                        MARKET         SECURITIES         FUND              FUND             FUND
ASSETS

  Investments, at fair value -
    Mutual Funds                       $ 695,526        $ 578,572      $ 1,331,814        $ 498,851        $ 121,759
    INBRAND Corporation
      Stock                                  -                -                -                -                -
    Participant Notes
      Receivable                             -                -                -                -                -
                                       ---------        ---------      -----------        ---------        ---------

      Total Investments                  695,526          578,572        1,331,814          498,851          121,759

  Employer Contribution
    Receivable                           210,199          (85,547)           8,964         (169,335)             -

  Other Receivable                           -                -                -                -                -
                                       ---------        ---------      -----------        ---------        ---------

          Total Assets                   905,725          493,025        1,340,778          329,516          121,759

LIABILITIES

Accounts Payable and
  Accrued Expenses                           -                -                -                -                -
                                       ---------        ---------      -----------        ---------        ---------

NET ASSETS AVAILABLE
  FOR BENEFITS                         $ 905,725        $ 493,025      $ 1,340,778        $ 329,516        $ 121,759
                                       =========        =========      ===========        =========        =========





   The accompanying notes are an integral part of the financial statements.

      INCOME &
      CAPITAL           INTER-          SMALL                                            PARTICIPANT
   PRESERVATION       NATIONAL           CAP             INCOME           INBRAND         NOTES AND
       FUND             FUND            FUND             FUNDS             STOCK            OTHER            TOTAL
    $ 460,407        $ 381,781        $ 108,273         $ 79,736         $     -          $     -         $ 4,256,719

          -                -                -                -             337,073              -             337,073

          -                -                -                -                 -            104,369           104,369

      460,407          381,781          108,273           79,736           337,073          104,369         4,698,161
    ---------        ---------        ---------         --------         ---------        ---------       -----------

      105,317          150,620          154,782              -                 -                -             375,000

          -                -                -                -               6,523              -               6,523
    ---------        ---------        ---------         --------         ---------        ---------       -----------

      565,724          532,401          263,055           79,736           343,596          104,369         5,079,684




          -                -                -                -                 -              8,470             8,470
    ---------        ---------        ---------         --------         ---------        ---------       -----------

    $ 565,724        $ 532,401        $ 263,055         $ 79,736         $ 343,596        $  95,899       $ 5,071,214
    =========        =========        =========         ========         =========        =========       ===========

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1996



                                                          U.S.                            TOTAL             BLUE
                                        MONEY          GOVERNMENT       GROWTH            RETURN            CHIP
                                        MARKET         SECURITIES        FUND              FUND             FUND
ADDITIONS
  Investment Income -
    Interest and Dividends             $  47,246        $  40,580     $   151,392        $  29,184        $  16,213
    Net Appreciation
      (Depreciation) in Fair
      Value of Investments                   815          (11,614)        147,048           27,938           27,743
  Contributions -
    Employer                             (24,543)         357,052          76,989          205,653          (55,610)
    Participants                         113,379           46,043         106,062           53,407           21,918
                                       ---------        ---------     -----------        ---------        ---------

      Total Additions                    136,897          432,061         481,491          316,182           10,264
                                       ---------        ---------     -----------        ---------        ---------

DEDUCTIONS
  Benefits Paid to Participants          240,007          178,927          76,483          228,750            2,997
  Administrative Expenses                    -                -               -                -                -
                                       ---------        ---------     -----------        ---------        ---------

      Total Deductions                   240,007          178,927          76,483          228,750            2,997
                                       ---------        ---------     -----------        ---------        ---------

NET INCREASE (DECREASE)
  BEFORE INTERFUND
  TRANSFERS                             (103,110)         253,134         405,008           87,432            7,267

INTERFUND TRANSFERS                      133,742         (138,518)       (267,406)         (12,758)          16,059
                                       ---------        ---------     -----------        ---------        ---------

NET INCREASE                              30,632          114,616         137,602           74,674           23,326

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR                      905,725          493,025       1,340,778          329,516          121,759
                                       ---------        ---------     -----------        ---------        ---------
  END OF YEAR                          $ 936,357        $ 607,641     $ 1,478,380        $ 404,190        $ 145,085
                                       =========        =========     ===========        =========        =========





    The accompanying notes are an integral part of the financial statements.

           INCOME &
            CAPITAL      INTER-         SMALL         HIGH                                PARTICIPANT
         PRESERVATION   NATIONAL         CAP         RETURN       INCOME       INBRAND     NOTES AND
             FUND         FUND          FUNDS         FUND         FUNDS        STOCK        OTHER           TOTAL
          $  40,171    $   8,189      $  24,876     $   1,509    $   9,511     $     -      $  15,178    $   384,049


            (14,011)      91,738         29,244         9,125          147       290,967          -          599,140

            182,936       80,424        (96,480)      189,120       10,817        42,938       (5,838)       963,458
              7,658       41,081         16,937           -         16,408        67,593      (80,657)       409,829
          ---------    ---------      ---------     ---------    ---------     ---------    ---------    -----------

            216,754      221,432        (25,423)      199,754       36,883       401,498      (71,317)     2,356,476
          ---------    ---------      ---------     ---------    ---------     ---------    ---------    -----------

             24,760        8,590         11,546           310       85,943        67,988     (163,180)       763,121
                -            -              -             -            -             -          9,340          9,340
          ---------    ---------      ---------     ---------    ---------     ---------    ---------    -----------

             24,760        8,590         11,546           310       85,943        67,988     (153,840)       772,461
          ---------    ---------      ---------     ---------    ---------     ---------    ---------    -----------


            191,994      212,842        (36,969)      199,444      (49,060)      333,510       82,523      1,584,015

            (66,539)     (28,365)       117,982       194,989       50,814        53,401      (53,401)         -
          ---------    ---------      ---------     ---------    ---------     ---------    ---------    -----------

            125,455      184,477         81,013       394,433        1,754       386,911       29,122      1,584,015



            565,724      532,401        263,055           -         79,736       343,596       95,899      5,071,214
          ---------    ---------      ---------     ---------    ---------     ---------    ---------    -----------
          $ 691,179    $ 716,878      $ 344,068     $ 394,433    $  81,490     $ 730,507    $ 125,021    $ 6,655,229
          =========    =========      =========     =========    =========     =========    =========    ===========

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1995



                                                         U.S.                             TOTAL            BLUE
                                        MONEY         GOVERNMENT        GROWTH           RETURN            CHIP
                                        MARKET        SECURITIES         FUND             FUND             FUND
                                      ---------        ---------     -----------        ---------        ---------
ADDITIONS
  Investment Income -
    Interest and Dividends            $  31,814        $  41,061     $    16,074        $  12,012        $   1,757
    Net Appreciation
      (Depreciation) in Fair
      Value of Investments                  -             13,591         216,261           55,464           16,720
  Contributions -
    Employer                            325,926          (59,134)         85,262         (142,650)           2,978
    Participants                        105,021           47,146         122,167           43,869            4,495
                                      ---------        ---------     -----------        ---------        ---------

      Total Additions                   462,761           42,664         439,764          (31,305)          25,950
                                      ---------        ---------     -----------        ---------        ---------

DEDUCTIONS
  Benefits Paid to Participants         148,202           61,201          88,031           34,847            3,997
  Administrative Expenses                   -                -             -                  -                -
                                      ---------        ---------     -----------        ---------        ---------

      Total Deductions                  148,202           61,201          88,031           34,847            3,997
                                      ---------        ---------     -----------        ---------        ---------

NET INCREASE (DECREASE)
  BEFORE INTERFUND
  TRANSFERS                             314,559          (18,537)        351,733          (66,152)          21,953

INTERFUND TRANSFERS                      41,629          (62,646)         57,906           43,714           12,508
                                      ---------        ---------     -----------        ---------        ---------

NET INCREASE (DECREASE)                 356,188          (81,183)        409,639          (22,438)          34,461

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR                     549,537          574,208         931,139          351,954           87,298
                                      ---------        ---------     -----------        ---------        ---------
  END OF YEAR                         $ 905,725        $ 493,025     $ 1,340,778        $ 329,516        $ 121,759
                                      =========        =========     ===========        =========        =========





    The accompanying notes are an integral part of the financial statements.

     INCOME &
     CAPITAL          INTER-            SMALL                                           PARTICIPANT
   PRESERVATION       NATIONAL           CAP            INCOME          INBRAND          NOTES AND
       FUND            FUND             FUND            FUNDS            STOCK             OTHER           TOTAL
   $  31,383        $  22,859         $   5,329        $  4,943        $      68         $  10,803      $   178,103


      31,903          (55,965)           13,718           1,836           39,870               -            333,398

     107,936          211,703           166,762          11,732           31,736            (1,462)         740,789
       3,994           31,188            17,262          17,455           54,448           (57,679)         389,366
   ---------        ---------         ---------        --------        ---------         ---------      -----------

     175,216          209,785           203,071          35,966          126,122           (48,338)       1,641,656
   ---------        ---------         ---------        --------        ---------         ---------      -----------

       8,433           13,094            10,025           1,187            6,105          (198,570)         176,552
         -                -                 -               -                -               9,210            9,210
   ---------        ---------         ---------        --------        ---------         ---------      -----------

       8,433           13,094            10,025           1,187            6,105          (189,360)         185,762



     166,783          196,691           193,046          34,779          120,017           141,022        1,455,894

    (161,265)           9,652            14,956          43,546          121,481          (121,481)           -
   ---------        ---------         ---------        --------        ---------         ---------      -----------

       5,518          206,343           208,002          78,325          241,498            19,541        1,455,894



     560,206          326,058            55,053           1,411          102,098            76,358        3,615,320
   ---------        ---------         ---------        --------        ---------         ---------      -----------
   $ 565,724        $ 532,401         $ 263,055        $ 79,736        $ 343,596         $  95,899      $ 5,071,214
   =========        =========         =========        ========        =========         =========      ===========

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS



PLAN DESCRIPTION

The following brief description of the INBRAND Corporation Employee Profit Sharing and 401(k) Plan and Trust is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The INBRAND Corporation Employee Profit Sharing and 401(k) Plan and Trust is a defined contribution plan covering substantially all employees who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). While the employer has not expressed any intent to discontinue contributions, it is free to do so or to terminate the plan and trust agreement with respect to its participants at any time. In the event of the dissolution, merger, consolidation or reorganization of the employer, the Plan shall terminate and the trust fund shall be liquidated unless the Plan is continued by a successor to INBRAND Corporation. Upon termination of the Plan by the employer, the accounts of the affected participants shall become fully vested, and assets remaining in the fund after payment of appropriate expenses shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balances.

Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion and employer matching portion of the Plan. Each participant's right in the employer profit sharing contributions vests ratably over a five year period upon the participant's completion of three years of service.

The benefit to which a Plan member is entitled is the benefit that can be provided by the contributions of the employer plus income earned on investments (including net realized and unrealized investment gains and losses) and forfeitures eligible for distribution allocated to such member's account. Upon service or disability retirement, death or termination, the participant or beneficiary may elect to receive: (1) a lump sum amount equal to his vested percentage of the value of the fund allocated to his account; (2) periodic payments (not less frequently than annually) of substantially equal amounts for a specified number of years not to exceed the life expectancy of the participant; or (3) with the consent of the trustees, any combination of the foregoing alternatives.

Participants may borrow from their fund accounts a minimum of $750 up to a maximum equal to the lesser of $50,000 or one half of their vested account balance. Loans are treated as distributions from the Money Market Fund. Repayments are treated as contributions with the remaining balances held as a Plan receivable. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan trustees. Principal and interest are paid ratably over the loan term through payroll deductions.

On October 25, 1993, INBRAND Corporation amended and restated the Plan in its entirety. The restated Plan includes an additional investment option providing for the purchase of INBRAND Corporation common stock.

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS



PLAN DESCRIPTION - continued

Upon enrollment in the Plan, a participant shall elect to allocate all voluntary salary deferral contributions among the available separate investment options. The allocation, subject to certain minimums, must be made in multiples of 5% of the participant's contributions. Participants may transfer their interests in any one or more of the investments quarterly, subject to the terms governing the investment option.

The Plan's investment options are:

         KEMPER MONEY MARKET FUND - Funds are invested in short term money market instruments including U.S. Government Securities, bank time deposits, commercial paper and certificates of deposit.

         KEMPER U.S. GOVERNMENT SECURITIES FUND - Funds are invested in obligations issued or guaranteed by the U.S. Government.

         KEMPER GROWTH FUND - Funds are invested in common stocks issued by established companies with potential for long term capital growth.

         KEMPER TOTAL RETURN FUND - Funds are invested in common and preferred stocks, convertible and nonconvertible bonds, and money market instruments.

         KEMPER BLUE CHIP FUND - Funds are invested in common stocks issued by well capitalized, established companies having a market capitalization of at least $1 billion.

         KEMPER INCOME AND CAPITAL PRESERVATION FUND - Funds are invested in investment grade corporate bonds, government securities, commercial paper and money market instruments.

         KEMPER INTERNATIONAL FUND - Funds are invested in equity and fixed income securities of companies in foreign countries.

         KEMPER SMALL CAPITALIZATION FUNDS - Funds are invested in common stocks of smaller companies considered undervalued, emerging or recovering.

         KEMPER-DREMAN HIGH RETURN FUND - Funds are invested in a variety of equity and fixed yield securities in an effort to achieve steady long term growth.

         KEMPER INCOME FUNDS - Funds are invested in high yield fixed income securities and dividend paying common stocks.

         INBRAND CORPORATION STOCK - Funds are invested in shares of INBRAND Corporation common stock, with no dividends anticipated.

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The INBRAND stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

PAYMENT OF BENEFITS - Benefits are recorded when paid.

CONTRIBUTIONS - Profit sharing contributions are accrued based upon amounts determined by the board of directors of INBRAND Corporation (the employer). The contributions are limited to the maximum amount deductible under the applicable provisions of the Internal Revenue Code (the Code).

Each year the Plan administrative committee reviews the investments of the profit sharing plan. As part of the employer contribution to this Plan, the committee may also elect to reallocate existing investments to different funds.

The employer is required to match employee voluntary contributions at a rate of seventy-five percent of the employee contributions, provided that no employer matching contributions will be made on employee contributions in excess of six percent of the employee's qualifying compensation. Employee contributions and employer matching contributions are also limited by applicable provisions of the Code.


TAX STATUS

The trustees for the employer believe the Plan meets the requirements for tax qualification described in Section 401(a) of the Code. Accordingly, the Plan's related trust is exempt from tax under Section 501(a) of the Code. The trustees have received a favorable determination letter from the Internal Revenue Service on the tax qualification of its Plan as amended October 18, 1994. Continued qualification of the Plan will depend upon its operation in accordance with appropriate tax regulations.

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS



ADMINISTRATIVE EXPENSES

The employer pays certain administrative expenses on behalf of the Plan. These expenses approximated $9,390 for 1996 and $4,200 for 1995.


RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                           1996                1995
Net Assets Available for Benefits per
  the Financial Statements                                            $ 6,655,229           $ 5,071,214
Balances of Accounts Withdrawn,
  Lapsed or Forfeited                                                    (196,828)              (57,500)
                                                                      -----------           -----------

Net Assets Available for Benefits per
  the Form 5500                                                       $ 6,458,401           $ 5,013,714
                                                                      ===========           ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           1996                 1995
Benefits Paid to Participants per the
  Financial Statements                                                 $ 763,121             $ 176,552
Add:  Balances of Accounts Withdrawn,
         Lapsed or Forfeited                                             196,828                57,500
                                                                       ---------             ---------
Benefits Paid per the Form 5500                                        $ 959,949             $ 234,052
                                                                       =========             =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.

                            SUPPLEMENTAL SCHEDULES

                  INBRAND CORPORATION EMPLOYEE PROFIT SHARING

                           AND 401(k) PLAN AND TRUST

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             ITEM 27A OF FORM 5500

                                 JUNE 30, 1996

EMPLOYER IDENTIFICATION NUMBER: 58-1113677                      PLAN NUMBER: 001



                                                                               COST       CURRENT
    IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                  *          VALUE
Kemper Financial Services        Money Market Fund                                     $   936,357
Kemper Financial Services        U.S. Government Securities Fund                           607,641
Kemper Financial Services        Growth Fund                                             1,478,380
Kemper Financial Services        Total Return Fund                                         404,190
Kemper Financial Services        Blue Chip Fund                                            145,085
Kemper Financial Services        Income and Capital Preservation Fund                      691,179
Kemper Financial Services        International Fund                                        716,878
Kemper Financial Services        Small Cap Funds                                           344,068
Kemper Financial Services        High Return Fund                                          394,433
Kemper Financial Services        Income Funds                                               81,490
INBRAND Corporation              Common Stock                                              730,507
                                                                                       -----------

                                                                                         6,530,208

Participant Notes                Individual Loans with Various
                                   Terms and Rates                                         125,021
                                                                                       -----------

                                                                                       $ 6,655,229
                                                                                       ===========





* The cost of assets held for investment purposes is not available from the Plan custodian's records.

     INBRAND CORPORATION EMPLOYEE PROFIT SHARING AND 401(k) PLAN AND TRUST

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                             ITEM 27D OF FORM 5500

                            YEAR ENDED JUNE 30, 1996

EMPLOYER IDENTIFICATION NUMBER: 58-1113677                      PLAN NUMBER: 001


                                                                                                        CURRENT VALUE
                                                                                                         OF ASSET ON
     IDENTITY OF                                                    PURCHASE      SELLING   COST OF      TRANSACTION     NET GAIN
    PARTY INVOLVED                  DESCRIPTION OF ASSET              PRICE        PRICE     ASSET          DATE          (LOSS)
                                                                                               *                            *
Kemper Financial Services         Kemper Money Market Fund                        $ 240,007               $ 240,007

Kemper Financial Services         Kemper Money Market Fund          $ 293,714                             $ 293,714

Kemper Financial Services         Kemper U.S. Government Fund                     $ 176,927               $ 176,927

Kemper Financial Services         Kemper U.S. Government Fund       $ 144,548                             $ 144,548

Kemper Financial Services         Kemper Growth Fund                              $  76,483               $  76,483

Kemper Financial Services         Kemper Growth Fund                $ 267,015                             $ 267,015





* The cost of assets sold and resulting gain or loss is not available from the Plan custodian's records.

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the inclusion of our report dated December 16, 1996, on the financial statements of INBRAND Corporation Employee Profit Sharing and 401(k) Plan and Trust (the Plan) appearing in this annual report of the Plan on Form 11-K for the year ended June 30, 1996, and to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 of the Plan dated October 20, 1993.



                           /s/Joseph Decosimo and Company, LLP
                           -----------------------------------
                           JOSEPH DECOSIMO AND COMPANY
                           A TENNESSEE REGISTERED LIMITED LIABILITY PARTNERSHIP


Chattanooga, Tennessee
December 27, 1996

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        INBRAND Corporation Employee Profit
                                        Sharing and 401(K) Plan and Trust



Date: December 27, 1996                     By: /s/ Alan E. Wesa
      -----------------                     ------------------------------------
                                            Plan Administrator
                                            Alan E. Wesa